SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934


                          ECHELON INTERNATIONAL, CORP.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    278747100
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                                 (CUSIP Number)
                                                        with a copy to:
Jeffrey S. Halis                                        Eli S. Goldberg, Esq.
500 Park Avenue                                      Lowenstein, Sandler, Kohl,
Fifth Floor                                             Fisher & Boylan, P.A.
New York, New York  10022                            65 Livingston Avenue
(212) 486-4794                                       Roseland, New Jersey  07068
                                                     (201) 992-8700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 7, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                          Jeffrey S. Halis ###-##-####

    2) Check the Appropriate Box if a Member of a Group (See Instructions):
       (a)  Not
       (b)  Applicable

    3) SEC Use Only

    4) Source of Funds (See Instructions):  WC, PF

    5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                 Not Applicable

    6) Citizenship or Place of Organization:

                                  United States

       Number of                             7) Sole Voting Power:     365,200*
       Shares Beneficially                      --------------------------------
       Owned by                              8) Shared Voting Power:       0
       Each Reporting                           --------------------------------
       Person With:
                                             9) Sole Dispositive Power: 365,200*
                                                --------------------------------
                                            10) Shared Dispositive Power:  0
                                                --------------------------------


    11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

         365,200*

    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                 Not Applicable

    13)  Percent of Class Represented by Amount in Row
         (11):    5.4%*

   14)   Type of Reporting Person (See
         Instructions):       IA, IN

* 239,300 shares (3.5%) of Echelon International, Corp. common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership. 58,300 shares (0.9%) of Echelon International, Corp. common stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership. 34,200 shares (0.5%) of Echelon International, Corp. common stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership. 28,400 shares (0.4%) of Echelon International, Corp. common stock are owned by Halo International, Ltd., a company organized under the laws of the Cayman Islands. Pursuant to the Agreement of Limited Partnership of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison
     Avenue Partners, L.P. and the Investment Management Agreement of Halo International, Ltd., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., and Halo International, Ltd., respectively. In addition, 5,000 shares (0.1%) of Echelon International, Corp. common stock are owned individually by Jeffrey
     S. Halis. Jeffrey S. Halis possesses sole voting and investment control over the Echelon International, Corp. securities owned individually by him. See Item 5 for further information on the computation of percentages set forth herein.

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $0.01 per share, of Echelon International, Corp., whose principal executive offices are located at One Progress Plaza, Suite 2600, St. Petersburg, FL 33701.

Item 2.   Identity and  Background.

          The person filing this statement is Jeffrey S. Halis, whose business address is 500 Park Avenue, Fifth Floor, New York, New York 10022. Mr. Halis serves as a general partner of Halo Capital Partners, L.P., a Delaware limited partnership ("Halo"). Halo serves as the sole general partner of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P., each of which are Delaware limited partnerships having their principal executive offices located at 500 Park Avenue, Fifth Floor, New York, New York 10022. In addition, Halo serves as the Investment Manager for Halo International, Ltd., a company organized under the laws of the Cayman Islands, having its principal executive offices located at Butterfield Fund Managers (Guernsy) Limited, Post Office Box 211, Butterfield House, The Grange, St. Peter Port, Guernsey, Channel Islands, GY1 3NQ. Each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., Halo International, Ltd., and Jeffrey S. Halis are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Halis has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Halis is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          All funds used to purchase shares of common stock of Echelon International, Corp. on behalf of Tyndall Partners, L.P. come directly from the net assets of Tyndall Partners, L.P. All funds used to purchase shares of common stock of Echelon International, Corp. on behalf of Tyndall Institutional
Partners,  L.P.  come  directly  from the net  assets of  Tyndall  Institutional
Partners, L.P. All funds used to purchase shares of common stock of Echelon International, Corp. on behalf of Madison Avenue Partners, L.P. come directly from the net assets of Madison Avenue Partners, L.P. All funds used to purchase shares of common stock of Echelon International, Corp. on behalf of Halo International, Ltd. come directly from the net assets of Halo International, Ltd. All funds used to purchase shares of common stock of Echelon International, Corp. on behalf of Jeffrey S. Halis, individually, come directly from the personal assets of Jeffrey S. Halis.

Item 4.  Purpose  of  Transaction.

          The acquisition of the shares of common stock referred to in Item 5 is solely for investment purposes on behalf of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., Halo International, Ltd., and Jeffrey S. Halis, respectively. Mr. Halis has no plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in  Securities  of the Issuer.

          Based  upon  the   December   31,  1996   Annual   Report  of  Echelon
International, Corp. as of March 24, 1997 there were issued and outstanding 6,763,605 shares of common stock of Echelon International, Corp. As of May 7, 1997, Tyndall Partners, L.P. owned 239,300 of such shares, or 3.5% of those outstanding, Tyndall Institutional Partners, L.P. owned 58,300 of such shares, or 0.9% of those outstanding, Madison Avenue Partners, L.P. owned 34,200 of such shares, or 0.5% of those outstanding, Halo International, Ltd., owned 28,400 of such shares, or 0.4% of those outstanding, and Jeffrey S. Halis, individually, owned 5,000 of such shares or 0.1% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of Echelon International, Corp. owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., and Halo International, Ltd., and individually by Jeffrey S. Halis. The following table details the transactions by each of Tyndall Partners, L.P., and Tyndall
Institutional Partners, L.P., in shares of common stock of Echelon International, Corp. during the sixty days preceding the date of event which requires filing of this statement (each of which were effected in ordinary brokers transactions):

                            A. Tyndall Partners, L.P.

         Date                       Quantity                             Price

                                   (Purchases)

    March 12, 1997                    1,700                               $18.00
    March 19, 1997                    1,700                               $18.54
    April 16, 1997                   24,100                               $18.53
    April 17, 1997                    4,100                               $18.52
    April 18, 1997                      200                               $18.54
    May 1, 1997                         300                               $18.91
    May 7, 1997                      21,700                               $19.11

                                     (Sales)

                                      NONE

                     B. Tyndall Institutional Partners, L.P.

         Date                        Quantity                            Price

                                   (Purchases)


    March 13, 1997                   10,000                               $18.00
    March 20, 1997                    1,000                               $18.54
    May 6, 1997                       2,700                               $19.16
    May 7, 1997                      18,300                               $19.11

                                     (Sales)

                                      NONE

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          No contracts, arrangements, understandings or similar relationships exist with respect to the shares of common stock of Echelon International, Corp. between Jeffrey S. Halis and any person or entity.

Item 7. Material to be Filed as Exhibits.

        Not applicable.

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                                May 21, 1997

                                                --------------------------------
                                                Jeffrey S.  Halis, individually
                                                and as a general partner of Halo
                                                Capital  Partners,  L.P.,   the
                                                general   partner   of   each of
                                                Tyndall  Partners, L.P., Tyndall
                                                Institutional  Partners,  L.P.,
                                                and Madison Avenue Partners,
                                                L.P., and the Investment Manager
                                                for  Halo International, Ltd.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).